Exhibit 99

Note 3
Option is exercisable for a period of 5 years after retirement (provided retirement occurs at or after age 62), disability or death. If employment is terminated other than by retirement at or after 62, disability or death vested options must be exercised within 90 days after the effective date of termination. Any option not exercised within such period shall be deemed cancelled.